Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

AuRico Gold Inc.
320 Bay Street
Suite 1520
Toronto, Ontario
M5H 4A6 CANADA

Item 2	Date of Material Change

August 29, 2011

Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on August 29, 2011.

Item 4	Summary of Material Change

AuRico Gold to acquire Northgate Minerals and create a leading intermediate gold company.

Item 5	Full Description of Material Change

AuRico Gold Inc. (“AuRico”) (TSX:AUQ) (NYSE:AUQ) and Northgate Minerals Corporation (“Northgate”) (TSX:NGX) (NYSE-Amex:NXG) are pleased to announce that they have entered into a definitive acquisition agreement (the “Agreement”) to create a new leading intermediate gold producer. The new company will have 5 operating gold mines, a sixth mine targeting production in 2012 and 3 gold development projects in Mexico, Canada, and Australia, three of the top global mining jurisdictions. The combined company is completely unhedged and offers full exposure to record gold and silver prices and an exceptional growth profile from approximately 475,0001 gold equivalent (“Aue”) ounces2 this year to 730,000+3 Aue ounces in 2013 (growth of approximately 54%). All figures in Canadian dollars, unless otherwise indicated.

Under the terms of the Agreement, AuRico will acquire all of the issued and outstanding common shares of Northgate on the basis of 0.365 AuRico common shares per Northgate common share. Based on both companies’ 20-day volume weighted average prices on the Toronto Stock Exchange (TSX) ending on August 26, 2011, the exchange ratio under the offer represents a 45% premium to Northgate’s shareholders.

AuRico Gold Pro Forma Highlights:

  Emergence of a new leading intermediate gold company with expected 2011 production of 475,000 Aue ounces1 and peer leading growth of approximately 54% to 730,000+3 Aue ounces by 2013

  Large resource base of approximately 19 million Aue ounces (excluding copper)

  2 cornerstone assets in Ocampo and Young-Davidson that alone have the potential to produce over 500,000 Aue ounces at lowest quartile cash costs

  Fully un-hedged exposure to record gold and silver prices generating significant free cash flows

  Strong balance sheet

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1 Adding together the midpoints of AuRico’s production guidance (265,000 – 295,000 gold equivalent ounces) and Northgate’s production guidance (190,000 – 200,000 gold ounces)
2 Gold equivalent ounces include silver ounces produced and sold converted to gold equivalent based on AuRico’s long-term gold equivalency ratio of 55:1
3 As per street consensus

  Experienced management team with a proven track record of building and operating mines; supported by highly qualified Directors

  Excellent platform for further consolidation, with a focus on the Americas

  Geopolitically diversified asset portfolio across three of the most attractive mining jurisdictions (Mexico, Canada, and Australia)

  Enhanced market presence: AuRico and Northgate are covered by 15 analysts, and will have exceptional trading liquidity with listings on the TSX and NYSE

  Compelling revaluation opportunity driven by an attractive valuation, significant synergies, and a focused growth strategy

Current shareholders of AuRico and Northgate will own approximately 62% and 38% respectively4 of the pro forma company. The Board of Directors of the combined company will include three nominees from Northgate.

Transaction Summary:

The acquisition of Northgate by AuRico will be completed by way of a court approved plan of arrangement. The Agreement has been unanimously approved by the Boards of Directors of AuRico and Northgate. UBS Securities Canada Inc. provided a fairness opinion to the Board of Directors of AuRico and GMP Securities L.P. and Macquarie Capital Markets Canada Ltd. provided fairness opinions to the Special Committee and Board of Directors of Northgate.

The transaction is subject to approval by 66 and 2/3% of the votes cast by holders of Northgate common shares at a special meeting of Northgate shareholders expected to be held in October. The transaction is also subject to obtaining approval by a majority of votes cast by the shareholders of AuRico at a special meeting of AuRico shareholders expected to take place on the same date as the Northgate meeting, as well as certain other customary conditions. Closing of the transaction is expected in October. The Agreement includes customary deal protection and non-solicitation provisions including reciprocal break fees, right to match and fiduciary-out provisions.

On August 28, 2011, the Board of Directors of Northgate determined that AuRico’s proposal to enter into the Agreement is a “superior proposal” for the purposes of the arrangement agreement between Northgate and Primero Mining Corp (“Primero”) previously announced on July 13, 2011 (the “Primero Agreement”). Northgate’s Board provided notice of that determination to Primero. On receiving this notice, Primero waived its “right to match” the proposal by AuRico. Accordingly, as per the terms of the Primero Agreement, Northgate has paid a termination fee of $25 million to Primero and the Primero Agreement has been terminated. The meeting of Northgate shareholders currently scheduled for September 21, 2011 has been delayed to a later date which is expected to be in October, 2011, at which Northgate shareholders will be asked to approve the transaction with AuRico.

Advisors and Counsel

AuRico has retained UBS Securities Canada Inc. to act as financial advisor and Fasken Martineau to act as legal advisor.

Northgate has retained GMP Securities L.P. to act as financial advisor and Torys LLP to act as legal advisor.

Joint Conference Call and Webcast:

AuRico and Northgate will hold a joint conference call and webcast on Monday, August 29, 2011 starting at 8:30 a.m. Eastern Time.

Conference Call Access:

  Canada & US Toll Free: (888) 231-8191
  International & Toronto: (647) 427-7450

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4 Pro forma ownership indicated does not include any equity interest that may arise out of Northgate's outstanding convertible note

Conference Call Webcast:

The conference call event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3637480

A live and archived webcast will be available at www.auricogold.com and at www.northgateminerals.com.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

August 29, 2011